

03024551

CID-B-03-079

July 7, 2003

Securities and Exchange Commission
Judiciary Plaza
450 5th Street, N.W.
Washington, D.C. 20549
Attn: Filing Desk



JSAT Corporation

File No. 82-5111

Exemption Pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b) under the Securities Exchanges Act of 1934, as amended, enclosed are copies of JSAT Corporation's (the "Company") release document. As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Enclosed document is as follows:

- Notice of Resolutions made at 19th Ordinary General Meeting of Shareho[lders]

Thank you for your attention and cooperation.

Yours faithfully.

Yasuo Okuyama
Executive Officer
Corporate Planning & Communications Group
General Manager
Corporation Communications and Investor Relations Division
JSAT Corporation

Enclosure

JSAT Corporation
Pacific Century Place Marunouchi 17·18F
1-11-1 Marunouchi, Chiyoda-ku, Tokyo 100-6218 Japan
TEL +81-3-5219-7777 FAX +81-3-5219-7877



To All Shareholders:

JSAT Corporation
1-11-1 Marunouchi, Chiyoda-ku, Tokyo



RECD S.E.C.
JUL 1 5 2003
1086

June 26, 2003

Notice of Resolutions made at 19th Ordinary General Meeting of Shareholders

Dear Shareholder:

This is to inform you that the following items were reported or resolved at the 19th Ordinary General Meeting of Shareholders of JSAT Corporation, which was held today.

Sincerely,
Kiyoshi Isozaki, President and CEO

Item reported:
Report on Business Report, Balance Sheet and Income Statement for the Company's 19th business year (from April 1, 2002 to March 31, 2003)
The substance of the foregoing financial statements was reported at this meeting.

Items resolved:
Item 1: Approval of proposal for appropriation of retained earnings for the 19th business year
The proposal for appropriation of retained earnings was approved in its entirety, including the payment of a ¥3,500 dividend per share.

Item 2: Repurchase of shares
The proposal for authority to repurchase of shares was approved as proposed. In accordance with Article 210 of the Commercial Code, up to 45,000 shares of the Company's common stock are authorized to be purchased, for the aggregate price of not more than ¥22.5 billion, within a period from the close of the 19th Ordinary General Meeting of Shareholders up to the close of the next Ordinary General Meeting of Shareholders.

Item 3: Amendment of Articles of Incorporation
The proposal for amendment of the Articles of Incorporation was approved as proposed. It was decided to make necessary changes and add supplementary provisions for transitional measures with respect to extension of term of corporate auditors in connection with the enforcement of the Law to Amend Part of the Commercial Code and the Law for Special Exceptions to the Commercial Code concerning Audit, Etc. of Corporations (Law No. 149 of 2001), to make necessary changes with respect to establishment the share certificate lapse system and add necessary provisions concerning the relaxation of the quorum for a special resolution by provisions of articles of incorporation to more than one third of the voting rights of the Company's all shareholders in connection with the enforcement of the Law to Amend Part of the Commercial Code, Etc. (Law No. 44 of 2002), and to delete unnecessary provisions.

JSAT株式会社
東京都千代田区丸の内1-11-1
パシフィックセンチュリープレイス丸の内17・18F 〒100-6218

JSAT Corporation
Pacific Century Place Marunouchi 17·18F
1-11-1 Marunouchi, Chiyoda-ku, Tokyo 100-6218 Japan

Item 4: Appointment of ten directors

The proposal for appointment of ten directors was approved as proposed. Directors Yoshiro Aisaka, Iwao Nakatani, Mamoru Ishida and Shingo Yoshii were reappointed and assumed their offices, and Directors Masahito Tani, Kiyoshi Isozaki, Masanori Akiyama, Yoichi Iizuka, Kohei Manabe and Bunji Shinoda were newly appointed and assumed their offices. Directors Iwao Nakatani, Mamoru Ishida, Shingo Yoshii, Kohei Manabe and Bunji Shinoda are outside directors, as stipulated in Article 188, Paragraph 2, Sub-paragraph 7-2 of the Commercial Code.

Item 5: Appointment of three corporate auditors

The proposal for appointment of three corporate auditors was approved as proposed. Corporate Auditors Kiyoaki Fujimoto, Shoichi Kameyama and Nobuyuki Kaneko were newly appointed and assumed their offices. Corporate Auditor Shoichi Kameyama and Nobuyuki Kaneko are outside corporate auditors, as stipulated in Article 18, Paragraph 1 of the Law for Special Exceptions to the Commercial Code concerning Audit, Etc. of Corporations.

Item 6: Issuance of stock acquisition rights for incentive stock options

The proposal for issuance of stock acquisition rights for incentive stock options was approved as proposed. It was decided to issue to the Company's directors, executive officers, advisors and management-tier employees holding the Company's "G1-level" status or above stock acquisition rights to acquire up to 1,000 shares of the Company's common stock with the maximum of 1,000 stock acquisition rights pursuant to the provisions of Articles 280-20 and 280-21 of the Commercial Code.

Item 7: Payment of severance benefits to retiring directors and corporate auditors

The proposal for payment of severance benefits to retiring directors and corporate auditors was approved as proposed. It was decided to grant payment of severance benefits to a reasonable extent in amount to retiring Directors Tetsuo Morimoto, Takuya Yoshida, Yoshihiro Imai and Yoshio Miwa and retiring Corporate Auditors Akiyo Nozue, Tadashi Shijima and Koichi Narikawa in accordance with standards stipulated by the Company, and that the specific amounts and the timing and method of payment will be entrusted (in the case of retiring Directors) to a resolution of the Board of Directors and (in the case of retiring Corporate Auditors) to deliberations of the Corporate Auditors.

Note : This English translation should not be construed as a complete representation of the original notice written in Japanese, which shall prevail in the case of any discrepancy.